UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2008

ALLIED IRISH BANKS,

public limited company

(Names of Registrants)

Bankcentre, Ballsbridge

Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Report attaches as exhibits the following documents:

Exhibit 99.1	Distribution Agreement dated June 2, 2008 between Allied Irish Banks, public limited company and the agents set forth therein.

Exhibit 99.2	Form of Medium-Term Note pursuant to the Senior Debt Securities Indenture dated June 2, 2008 between Allied Irish Banks, public limited company and The Bank of New York, as trustee.

Exhibit 99.3	Form of Medium-Term Note pursuant to the Dated Subordinated Debt Securities Indenture dated June 2, 2008 between Allied Irish Banks, public limited company and The Bank of New York, as trustee.

Exhibit 99.4	Form of Medium-Term Note pursuant to the Undated Subordinated Debt Securities Indenture dated June 2, 2008 between Allied Irish Banks, public limited company and The Bank of New York, as trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED IRISH BANKS, public limited company (Registrant)

Date: June 3, 2008	By:	/s/ John O’Donnell
		Name:	John O’Donnell
		Title:	Group Finance Director

EXHIBIT INDEX

Exhibit 99.1	Distribution Agreement dated June 2, 2008 between Allied Irish Banks, public limited company and the agents set forth therein.

Exhibit 99.2	Form of Medium-Term Note pursuant to the Senior Debt Securities Indenture dated June 2, 2008 between Allied Irish Banks, public limited company and The Bank of New York, as trustee.

Exhibit 99.3	Form of Medium-Term Note pursuant to the Dated Subordinated Debt Securities Indenture dated June 2, 2008 between Allied Irish Banks, public limited company and The Bank of New York, as trustee.

Exhibit 99.4	Form of Medium-Term Note pursuant to the Undated Subordinated Debt Securities Indenture dated June 2, 2008 between Allied Irish Banks, public limited company and The Bank of New York, as trustee.

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